                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                      Continental Health Affiliates, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.02 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  211477 104
               ------------------------------------------------
                                (CUSIP Number)

                     Private Opportunity Partners II, Ltd.
                   201 South Biscayne Boulevard, Suite 2950
                             Miami, Florida 33131
                                (305) 536-8500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                with a copy to:

                           Linda C. Frazier, Esquire
                               Broad and Cassel
                   201 South Biscayne Boulevard, Suite 3000
                             Miami, Florida 33131
                                (305) 373-9456

                               January 10, 1997
               ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 211477 104                                     Page 2 of 3 Pages
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Private Opportunity Partners II, Ltd.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [_]
 5    PURSUANT TO ITEMS 2(d) or 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Florida
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                          SOLE VOTING POWER
                     7
     NUMBER OF            775,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             775,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      775,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.33%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

         Except as expressly amended below, the Schedule 13D, dated November 19, 1996 and December 20, 1996 and filed on behalf of Private Opportunity Partners II, Ltd., a Florida limited partnership ("Partnership"), with respect to the shares of common stock of Continental Health Affiliates, Inc. ("Issuer"), remains in full force and effect.

Item 5. is hereby amended in its entirety to read as follows:

Item 5.  Interest in Securities of the Issuer

         (a)(b) The Partnership may be deemed to beneficially own an aggregate of 775,000 Shares, representing approximately 8.33% of the total Shares deemed outstanding. Such Shares represent 775,000 Shares owned of record by the Partnership (with respect to which the Partnership may be deemed to have sole voting and dispositive power).

         (c) On January 10, 1997, the Partnership sold on the open market 80,000 Shares at a price of $3.75 per Share.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

         (e)      Not applicable.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

                              PRIVATE OPPORTUNITY PARTNERS II, LTD.

                              By: B&B Management Group II, Inc., General Partner

Date: January 15, 1997                 By:  /s/ Steven N. Bronson
                                          ------------------------------------
                                          Steven N. Bronson, President

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